SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Press Release: Prana Biotechnology Limited Raises A$6.12 million in a Private Placement

Prana Biotechnology Limited Raises A$6.12 million in a
Private Placement

Melbourne, Australia – March 23, 2011: Prana Biotechnology Limited (NASDAQ:PRAN / ASX:PBT), today announced that via Rodman & Renshaw, LLC (NASDAQ: RODM), the Company has entered into a definitive agreement on March 23, 2011, to sell securities to institutional investors in a private placement for aggregate gross proceeds of approximately A$6,120,000 (US$6,190,992). The closing of the offering is expected to occur on or about March 25, 2011 and is subject to the satisfaction of customary closing conditions.

The Company intends to use the proceeds of the private placement for ongoing and future research programs into the development of the Company’s proprietary compounds, including its lead compound PBT2, and for working capital purposes.

Under the terms of the offering, the Company will sell an aggregate of approximately 27,200,000 ordinary shares (equivalent to 2,720,000 ADRs) at a price of A$0.225 per share (A$2.25 per ADR).  The Company also agreed to grant to the investors options to purchase up to an aggregate of approximately 6,800,000 ordinary shares (equivalent to 680,000 ADRs) at an exercise price of A$$0.225 per share (A$2.25 per ADR).  The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.  The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws.

Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc., acted as the exclusive placement agent for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana's technology.

For further information please visit the Company's web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.  Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts.  Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other  risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K.  Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release.  Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Prana Biotechnology Limited
+61 3 9349 4906

Investor Relations
Leslie Wolf-Creutzfeldt
Grayling
+1 646-284-9472

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By /s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

May 12, 2011